Exhibit 99.2

INTERIM CONDENSED

CONSOLIDATED FINANCIAL

STATEMENTS

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ Canadian thousands)	March 31, 2023	December 31, 2022[1]

Assets

Current assets

Cash and cash equivalents	$262,444	$253,776

Accounts receivable	451,556	455,841

Contract assets	183,101	186,259

Inventories (Note 3)	386,822	369,298

Work-in-progress related to finance leases (Note 3)	-	41,986

Current portion of finance leases receivable (Note 6)	69,701	60,020

Income taxes receivable (Note 12)	5,886	5,460

Derivative financial instruments (Note 16)	211	901
Prepayments	50,251	71,398

Total current assets	1,409,972	1,444,939

Property, plant and equipment (Note 4)	148,208	152,505

Energy infrastructure assets (Note 4)	1,248,190	1,237,550

Contract assets	261,308	223,179

Lease right-of-use assets (Note 5)	79,381	78,372

Finance leases receivable (Note 6)	278,314	234,484

Deferred tax assets (Note 12)	16,999	22,953

Intangible assets (Note 7)	100,309	102,773

Goodwill (Note 8)	686,709	688,833
Other assets (Note 9)	53,659	83,076
Total assets	$4,283,049	$4,268,664

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable and accrued liabilities	$587,891	$626,224

Provisions	22,928	18,826

Income taxes payable (Note 12)	85,718	78,697

Deferred revenues	347,779	366,085

Current portion of long-term debt (Note 10)	40,599	27,088

Current portion of lease liabilities (Note 11)	20,631	20,125
Derivative financial instruments (Note 16)	403	977

Total current liabilities	1,105,949	1,138,022

Deferred revenues	32,015	33,435

Long-term debt (Note 10)	1,418,171	1,363,237

Lease liabilities (Note 11)	73,526	72,908

Deferred tax liabilities (Note 12)	79,436	96,397
Other liabilities	20,455	21,757
Total liabilities	$2,729,552	$2,725,756

Shareholders’ equity

Share capital	$589,827	$589,827

Contributed surplus	660,300	660,072

Retained earnings	174,631	164,200
Accumulated other comprehensive income	128,739	128,809
Total shareholders’ equity	1,553,497	1,542,908
Total liabilities and shareholders’ equity	$4,283,049	$4,268,664

Interim Condensed Consolidated Financial Statements	F-1

1 Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 2 “Acquisition” for more information.

See accompanying notes to the unaudited interim condensed consolidated financial statements, including Note 18 “Guarantees, Commitments, and Contingencies”.

Interim Condensed Consolidated Financial Statements	F-2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

	Three months ended March 31,

($ Canadian thousands, except per share amounts)	2023	2022[1]

Revenue (Note 13)	$825,044	$323,069
Cost of goods sold	664,392	269,426

Gross margin	160,652	53,643
Selling and administrative expenses (Note 2)	115,770	46,804

Operating income	44,882	6,839

Equity earnings from associates and joint ventures	41	284
Gain on disposal of property, plant and equipment (Note 4)	5	-

Earnings before finance costs and income taxes	44,928	7,123
Net finance costs (Note 15)	30,071	3,871

Earnings before income taxes	14,857	3,252
Income taxes (Note 12)	1,333	3,621

Net earnings (loss)	$13,524	$(369)

Earnings (loss) per share – basic	$0.11	$(0.00)

Earnings (loss) per share – diluted	$0.11	$(0.00)

Weighted average number of shares outstanding – basic	123,739,020	89,679,811

Weighted average number of shares outstanding – diluted	123,991,589	89,679,811

1 Comparative figures through the Financial Statements represent Enerflex’s results prior to the closing of the acquisition of Exterran Corporation on October 13, 2022, and therefore do not reflect pre-acquisition historical data from Exterran.

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS) (unaudited)

	Three months ended March 31,

($ Canadian thousands)	2023	2022

Net earnings (loss)	$13,524	$(369)

Other comprehensive income (loss):

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Change in fair value of derivatives designated as cash flow hedges, net of income tax recovery	(263)	(145)

Gain (loss) on derivatives designated as cash flow hedges transferred to net earnings (loss), net of income tax expense	4	(45)

Unrealized gain on translation of foreign-denominated debt	676	783
Unrealized loss on translation of financial statements of foreign operations	(487)	(10,102)

Other comprehensive income (loss)	$(70)	$(9,509)

Total comprehensive income (loss)	$13,454	$(9,878)

See accompanying notes to the unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements	F-4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended March 31,

($ Canadian thousands)	2023	2022

Operating Activities

Net earnings (loss)	$13,524	$(369)

Items not requiring cash and cash equivalents:

Depreciation and amortization	63,094	21,890

Equity earnings from associates and joint ventures	(41)	(284)

Deferred income taxes (recovery) (Note 12)	(11,637)	258

Share-based compensation expense (Note 14)	3,166	4,049
Gain on disposal of property, plant and equipment (Note 4)	(5)	-

	68,101	25,544
Net change in working capital and other (Note 17)	(70,652)	(48,256)
Cash used in operating activities	$(2,551)	$(22,712)

Investing Activities

Additions to:

Property, plant and equipment (Note 4)	(2,872)	(899)

Energy infrastructure assets (Note 4)	(58,598)	(2,540)

Intangible assets (Note 7)	(2,684)	-

Proceeds on disposal of:

Property, plant and equipment (Note 4)	12	-

Energy infrastructure assets (Note 4)	16,828	-
Net change in working capital associated with investing activities	3,233	(13,446)
Cash used in investing activities	$(44,081)	$(16,885)

Financing Activities

Net proceeds from the Revolving Credit Facility (Note 10)	$65,259	-

Net proceeds from the Bank Facility (Note 10)	-	15,860

Net repayment of the Asset-Based Facility (Note 10)	-	(4,577)

Lease liability principal repayment (Note 11)	(5,076)	(3,513)

Dividends	(3,093)	(2,242)

Stock option exercises (Note 14)	-	12
Deferred transaction costs	(472)	(4,155)
Cash provided by financing activities	$56,618	$1,385

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	$(1,318)	$(1,332)

Increase (decrease) in cash and cash equivalents	8,668	(39,544)
Cash and cash equivalents, beginning of period	253,776	172,758
Cash and cash equivalents, end of period	$262,444	$133,214

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-5

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

EQUITY (unaudited)

($ Canadian thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Accumulated other comprehensive income	Total

At January 1, 2022	$375,524	$658,615	$274,962	$44,544	$109	$44,653	$1,353,754

Net loss	-	-	(369)	-	-	-	(369)

Other comprehensive loss	-	-	-	(9,319)	(190)	(9,509)	(9,509)

Effect of stock option plans	16	452	-	-	-	-	468
Dividends	-	-	(2,242)	-	-	-	(2,242)
At March 31, 2022	$375,540	$659,067	$272,351	$35,225	$(81)	$35,144	$1,342,102

At January 1, 2023	$589,827	$660,072	$164,200	$128,729	$80	$128,809	$1,542,908

Net earnings	-	-	13,524	-	-	-	13,524

Other comprehensive loss	-	-	-	189	(259)	(70)	(70)

Effect of stock option plans	-	228	-	-	-	-	228
Dividends	-	-	(3,093)	-	-	-	(3,093)
At March 31, 2023	$589,827	$660,300	$174,631	$128,918	$(179)	$128,739	$1,553,497

See accompanying notes to the unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements	F-6

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL

STATEMENTS

(All amounts in thousands of Canadian dollars, except per share amounts or as otherwise noted.)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These unaudited interim condensed consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, and were approved and authorized for issue by the Board of Directors (the “Board”) on May 3, 2023.

(b)	Basis of Presentation and Measurement

The Financial Statements for the three months ended March 31, 2023 and 2022 were prepared in accordance with IAS 34 “Interim Financial Reporting” and do not include all the disclosures included in the annual consolidated financial statements for the year ended December 31, 2022. Accordingly, these Financial Statements should be read in conjunction with the annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The preparation of these Financial Statements requires management to make judgments, estimates and assumptions based on existing knowledge that affect the application of accounting policies and the reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Financial Statements are presented in Canadian dollars, which is Enerflex’s (the “Company”) presentation currency, rounded to the nearest thousand, except per share amounts or as otherwise noted, and are prepared on a going concern basis under the historical cost basis with certain financial assets and financial liabilities recorded at fair value. There have been no significant changes in accounting policies compared to those described in the annual consolidated financial statements for the year-ended December 31, 2022.

(c)	Current Accounting Policy Changes
i.	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

Effective January 1, 2023, the definition of accounting estimates will be amended under IAS 8. Under the amended definition, a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The amendment further clarifies that accounting estimates are monetary amounts in the financial statements subject to measurement uncertainty.

ii.	IAS 12 Income Taxes (“IAS 12”)

In May 2021, the IASB issued amendment to IAS 12, which narrows the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a related asset and liability give rise to taxable and deductible temporary differences that are not equal.

These amendments are effective for annual periods beginning on or after January 1, 2023, and the Company adopted these amendments as of January 1, 2023. There were no adjustments that resulted from the adoption of these amendments on January 1, 2023.

F-7

NOTE 2. ACQUISITION

On October 13, 2022, the Company completed the acquisition (the “Transaction”) of Exterran Corporation (“Exterran”) for total consideration of approximately $222.6 million. For more details see Note 7 “Acquisition” of the annual consolidated financial statements for the year ended December 31, 2022.

The purchase price allocation was allocated based on Management’s best estimate of the fair value of the assets acquired and liabilities assumed as at October 13, 2022. As of the Transaction date the Company was investigating options for the disposal of certain energy infrastructure assets. During the three months ended March 31, 2023, the Company sold these assets which resulted in the adjustment of fair value. The adjusted purchase price allocation resulting in decreases to energy infrastructure assets of $12.8 million and net working capital, $0.2 million, and increases to deferred tax assets, $3.5 million and goodwill, $9.5 million. Total goodwill for the Transaction as at December 31, 2022 was $148.9 million (October 13, 2022 – $139.4 million).

During the three months ended March 31, 2023, the Company incurred $17.8 million (March 31, 2022 – $5.7 million) of further restructuring, transaction, and integration costs directly related to the Transaction. These costs are included in cost of goods sold (“COGS”) and selling and administrative expenses (“SG&A”) in the interim condensed consolidated statements of earnings.

NOTE 3. INVENTORIES

Inventories consisted of the following:

	March 31, 2023	December 31, 2022

Direct materials	$103,732	$107,575

Repair and distribution parts	137,457	136,876

Work-in-progress	118,538	98,297

Equipment	27,095	26,550
Total inventories	$386,822	$369,298

	March 31, 2023	December 31, 2022
Work-in-progress related to finance leases	$-	$41,986

The amount of inventory and overhead costs recognized as an expense and included in COGS during the three months ended March 31, 2023 was $664.4 million (March 31, 2022 – $269.4 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, and overhead. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the interim condensed consolidated statements of earnings and included in COGS for the three months ended March 31, 2023 was $2.5 million (March 31, 2022 – $1.0 million).

The costs related to the construction of energy infrastructure assets determined to be finance leases are accounted for as work-in-progress related to finance leases. Once a project is completed and enters service it is reclassified to COGS. The Company invested $4.7 million (March 31, 2022 – $29.2 million) related to finance leases that commenced operations during the three months ended March 31, 2023. The Company does not have any finance lease projects in progress as at March 31, 2023.

Notes to the Interim Condensed Consolidated Financial Statements	F-8

NOTE 4. PROPERTY, PLANT AND EQUIPMENT AND ENERGY

INFRASTRUCTURE ASSETS

	Land	Building	Equipment	Assets under construction	Total property, plant and equipment	Energy infrastructure assets[1]

Cost

December 31, 2022	$23,559	$151,400	$90,698	$4,585	$270,242	$1,529,166

Additions	-	86	550	2,236	2,872	58,598

Reclassification	120	153	773	(1,002)	44	-

Disposals	-	(74)	(936)	-	(1,010)	(32,122)
Currency translation effects	(2)	(138)	(82)	14	(208)	546
March 31, 2023	$23,677	$151,427	$91,003	$5,833	$271,940	$1,556,188

Accumulated depreciation

December 31, 2022	$-	$(58,666)	$(59,071)	$-	$(117,737)	$(291,616)

Depreciation charge	-	(2,676)	(4,644)	-	(7,320)	(41,832)

Disposals	-	74	929	-	1,003	25,971
Currency translation effects	-	76	246	-	322	(521)
March 31, 2023	$-	$(61,192)	$(62,540)	$-	$(123,732)	$(307,998)

Net book value

December 31, 2022	$23,559	$92,734	$31,627	$4,585	$152,505	$1,237,550

March 31, 2023	$23,677	$90,235	$28,463	$5,833	$148,208	$1,248,190

1 Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 2 “Acquisition” for more information.

Depreciation of property, plant, and equipment (“PP&E”) and energy infrastructure assets included in net earnings for the three months ended March 31, 2023, was $49.2 million (March 31, 2022 – $16.3 million), of which $46.2 million was included in COGS (March 31, 2022 – $15.9 million) and $3.0 million was included in SG&A (March 31, 2022 – $0.4 million).

F-9

NOTE 5. LEASE RIGHT-OF-USE ASSETS

	Land and buildings	Equipment	Total lease right-of-use assets

Cost

December 31, 2022	$94,107	$25,058	$119,165

Additions	5,819	1,309	7,128

Disposal	(3,151)	(1,231)	(4,382)
Currency translation effects	(132)	214	82
March 31, 2023	$96,643	$25,350	$121,993

Accumulated depreciation

December 31, 2022	$(27,157)	$(13,636)	$(40,793)

Depreciation charge	(4,008)	(1,387)	(5,395)

Disposal	2,304	1,231	3,535

Currency translation effects	60	(19)	41
March 31, 2023	$(28,801)	$(13,811)	$(42,612)

Net book value

December 31, 2022	$66,950	$11,422	$78,372

March 31, 2023	$67,842	$11,539	$79,381

Depreciation of lease right-of-use (“ROU”) assets included in net earnings for the three months ended March 31, 2023 was $5.4 million (March 31, 2022 – $3.6 million), of which $4.0 million was included in COGS (March 31, 2022 – $3.0 million) and $1.4 million was included in SG&A (March 31, 2022 – $0.6 million).

Notes to the Interim Condensed Consolidated Financial Statements	F-10

NOTE 6. FINANCE LEASES RECEIVABLE

The Company has entered into finance lease arrangements for certain of its energy infrastructure assets, with initial terms ranging from three to 10 years.

The value of the finance lease receivable is comprised of the following:

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value

	March 31, 2023	December 31 2022	March 31, 2023	December 31, 2022

Less than one year	$83,886	$73,614	$69,701	$60,020

Between one and five years	228,189	196,314	170,048	149,052
Later than five years	202,444	144,482	108,266	85,432

	$514,519	$414,410	$348,015	$294,504
Less: Unearned finance income	(166,504)	(119,906)	-	-
	$348,015	$294,504	$348,015	$294,504

	March 31, 2023	December 31, 2022

Balance, January 1	$294,504	$103,358

Acquisition	-	110,097

Additions	64,112	86,602

Interest income	8,498	14,801

Billings and payments	(20,096)	(33,740)

Currency translation effects	997	13,386

Closing balance	$348,015	$294,504

The Company recognized non-cash selling profit related to the commencement of finance leases of $17.8 million and $6.6 million, for the three months ended March 31, 2023 and 2022, respectively. Additionally, the Company recognized $8.5 million and $2.9 million of interest income on finance leases receivable, during the three months ended March 31, 2023 and 2022, respectively. The total cash received in respect of finance leases was $20.1 million and $5.6 million for the three months ended March 31, 2023 and 2022, respectively, as reflected in the billings and payments.

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At March 31, 2023, the average interest rate was 9.2 percent per annum (December 31, 2022 – 9.4 percent). The finance leases receivables at the end of reporting period are neither past due nor impaired.

F-11

NOTE 7. INTANGIBLE ASSETS

	Customer relationships and other	Software	Total intangible assets

Cost

December 31, 2022	$151,310	$74,303	$225,613

Additions	-	2,684	2,684

Reclassification	-	(44)	(44)
Currency translation effects	(51)	(219)	(270)
March 31, 2023	$151,259	$76,724	$227,983

Accumulated amortization

December 31, 2022	$(73,427)	$(49,413)	$(122,840)

Amortization charge	(4,313)	(745)	(5,058)
Currency translation effects	(18)	242	224
March 31, 2023	$(77,758)	$(49,916)	$(127,674)

Net book value

December 31, 2022	$77,883	$24,890	$102,773
March 31, 2023	$73,501	$26,808	$100,309

NOTE 8. GOODWILL AND IMPAIRMENT REVIEW OF GOODWILL

	March 31, 2023	December 31, 2022[1]

Balance, January 1	$688,833	$566,270

Acquisition (Note 2)	-	148,881

Impairment	-	(48,000)
Currency translation effects	(2,124)	21,682

Closing balance	$686,709	$688,833

1 Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 2 “Acquisition” for more information.

Goodwill is allocated to cash-generating units (“CGU”) which are the Company’s operating segments that represent the lowest level at which goodwill is monitored for internal management purposes. Goodwill acquired through historical business combinations has been allocated to the Canada, USA, Latin America (“LATAM”) and Eastern Hemisphere (“EH”) operating segments. Management performed an assessment comparing the carrying amount and recoverable amount for each operating segment at September 30, 2022, the result of which was an impairment of goodwill in the Canada operating segment as indicators of impairment were identified. Management performed another assessment for each operating segment at December 31, 2022, and concluded no further impairment. At March 31, 2023, Management determined that there were no indicators of impairment and that the previous assessment continued to best represent the recoverability of the Company’s goodwill.

As of the Transaction date the Company was investigating options for the disposal of certain energy infrastructure assets. During the three months ended March 31, 2023, the Company sold these assets which resulted in the adjustment of fair value and is reflected in the December 31, 2022 comparative period, refer to Note 2 “Acquisition” for more information.

Notes to the Interim Condensed Consolidated Financial Statements	F-12

NOTE 9. OTHER ASSETS

	March 31, 2023	December 31, 2022

Investment in associates and joint ventures	$35,163	$34,977

Prepaid deposits	14,061	13,972
Long-term receivables[1]	4,435	34,127
Total other assets	$53,659	$83,076

1 During the three months ended March 31, 2023 the Company received proceeds of $28.0 million from the settlement of preferred shares.

NOTE 10. LONG-TERM DEBT

The three-year secured term loan (“Term Loan”) and the three-year secured revolving credit facility (“Revolving Credit Facility”) have a maturity date of October 13, 2025 (the “Maturity Date”). In addition, the Revolving Credit Facility may be increased by US$150.0 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the Revolving Credit Facility may be extended annually on or before the anniversary date with the consent of the lenders. The senior secured notes (the “Notes”) consist of US$625.0 million principal amount, bears interest of 9.00 percent, and has a maturity of October 15, 2027.

The Company is required to maintain certain covenants on the Revolving Credit Facility, Term Loan and the Notes, As at March 31, 2023, the Company was in compliance with its covenants.

The composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Notes were as follows:

	March 31, 2023	December 31, 2022

Drawings on the Revolving Credit Facility	$524,490	$459,202

Drawings on the Term Loan (US$150,000)	202,995	203,160

Notes due October 15, 2027 (US$625,000)	845,813	846,500
Deferred transaction costs and Notes discount	(114,528)	(118,537)
	$1,458,770	$1,390,325

Current portion of long-term debt	$40,599	$27,088
Non-current portion of long-term debt	1,418,171	1,363,237

Long-term debt	$1,458,770	$1,390,325

The weighted average interest rate on the Revolving Credit Facility for three months ended March 31, 2023 was 7.5 percent (December 31, 2022 – 7.0 percent), and the weighted average interest rate on the Term Loan for the three months ended March 31, 2023 was 8.5 percent (December 31, 2022 – 7.8 percent). At March 31, 2023 without considering renewal at similar terms, the Canadian dollar equivalent principal payments due over the next five years are $1,573.3 million, and nil thereafter.

F-13

NOTE 11. LEASE LIABILITIES

	March 31, 2023	December 31, 2022

Balance, January 1	$93,033	$57,014

Acquisition	-	39,845

Additions	6,934	9,977

Lease interest	1,514	3,398

Payments made against lease liabilities	(6,590)	(19,156)
Currency translation effects and other	(734)	1,955

Closing balance	$94,157	$93,033

Current portion of lease liabilities	$20,631	$20,125
Non-current portion of lease liabilities	73,526	72,908

Lease liabilities	$94,157	$93,033

In addition to the lease payments made above, the Company paid $0.2 million relating to short-term and low-value leases which were expensed as incurred during the three months ended March 31, 2023 (March 31, 2022 – less than $0.1 million). During the three months ended March 31, 2023, the Company also paid $0.6 million (March 31, 2022 – $0.3 million) in variable lease payments not included in the measurement of lease liabilities, of which $0.3 million (March 31, 2022 – $0.3 million) was included in COGS and $0.3 million (March 31, 2022 – less than $0.1 million) was included in SG&A. Interest expense on lease liabilities was $1.5 million for the three months ended March 31, 2023 (March 31, 2022 – $0.7 million). Total cash outflow for leases for the three months ended March 31, 2023 was $7.2 million (March 31, 2022 – $4.7 million).

Future minimum lease payments under non-cancellable leases were as follows:

March 31, 2023

2023	$18,882

2024	20,913

2025	17,753

2026	12,832

2027	10,083
Thereafter	32,241

$112,704

Less:

Imputed interest	18,457

Short-term leases	83
Low-value leases	7

Lease liabilities	$94,157

Notes to the Interim Condensed Consolidated Financial Statements	F-14

NOTE 12. INCOME TAXES

(a) Income Tax Recognized in Net Earnings

The components of income tax expense were as follows:

Three months ended March 31,	2023	2022

Current income taxes	$12,970	$3,363
Deferred income taxes	(11,637)	258

Income taxes	$1,333	$3,621

(b) Reconciliation of Income Taxes

The provision for income taxes differs from that which would be expected by applying Canadian statutory rates. A reconciliation of the difference is as follows:

Three months ended March 31,	2023	2022

Earnings before income taxes	$14,857	$3,252
Canadian statutory rate	23.4%	23.8%

Expected income tax provision	$3,477	$775

Add (deduct):

Change in unrecognized deferred tax asset	6,762	3,924

Exchange rate effects on tax basis	(3,296)	(1,672)

Earnings taxed in foreign jurisdictions	(5,683)	405

Amounts not deductible for tax purposes	-	164

Impact of accounting for associates and joint ventures	(10)	(68)
Other	83	93

Income taxes	$1,333	$3,621

The applicable statutory tax rate is the aggregate of the Canadian federal income tax rate of 15.0 percent (2022 – 15.0 percent) and the Alberta provincial income tax rate of 8.4 percent (2022 – 8.8 percent).

The Company’s effective tax rate is subject to fluctuations in the Argentine peso and Mexican peso exchange rate against the U.S. dollar. Since the Company holds significant energy infrastructure assets in Argentina and Mexico, the tax base of these assets are denominated in Argentine peso and Mexican peso, respectively. The functional currency is the U.S. dollar and as a result, the related local currency tax bases are revalued periodically to reflect the closing U.S. dollar rate against the local currency. Any movement in the exchange rate results in a corresponding unrealized exchange rate gain or loss being recorded as part of deferred income tax expense or recovery. During periods of large fluctuation or devaluation of the local currency against the U.S. dollar, these amounts may be significant but are unrealized and may reverse in the future. Recognition of these amounts is required by IFRS, even though the revalued tax basis does not generate any cash tax obligation or liability in the future.

F-15

NOTE 13. REVENUE

Three months ended March 31,	2023	2022

Energy Infrastructure[1]	$188,663	$65,452

After-Market Services	155,502	83,186
Engineered Systems	480,879	174,431
Total revenue	$825,044	$323,069

1 During the three months ended March 31, 2023, the Company recognized $60.4 million of revenue related to operating leases in its LATAM and EH segments (March 31, 2022 – $12.8 million), and $38.7 million of revenue related to its North America (“NAM”) contract compression fleet (March 31, 2022 – $28.5 million).

Revenue by geographic location, which is attributed by destination of sale, was as follows:

Three months ended March 31,	2023	2022

United States	$315,045	$127,714

Nigeria	79,495	9,437

Bahrain	78,333	8,163

Canada	72,820	65,044

Iraq	59,297	15

Argentina	56,866	11,417

Oman	47,899	50,618

Brazil	31,944	6,476

Australia	20,461	13,068

Mexico	19,504	6,962

Thailand	10,851	407

Indonesia	6,376	718
Other	26,153	23,030
Total revenue	$825,044	$323,069

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at March 31, 2023:

	Less than one year	One to two years	Greater than two years	Total

Energy Infrastructure	$619,635	$514,218	$1,702,932	$2,836,785

After-Market Services	92,333	31,096	81,080	204,509
Engineered Systems	1,519,094	22,479	-	1,541,573
	$2,231,062	$567,793	$1,784,012	$4,582,867

Notes to the Interim Condensed Consolidated Financial Statements	F-16

NOTE 14. SHARE-BASED COMPENSATION

(a) Share-Based Compensation Expense

The share-based compensation expense included in the determination of net earnings was:

Three months ended March 31,	2023	2022

Equity-settled share-based payments	$228	$457
Cash-settled share-based payments	2,938	3,592
Share-based compensation expense	$3,166	$4,049

Deferred share units (“DSUs”), phantom share entitlements (“PSEs”), performance share units (“PSUs”), restricted share units (“RSUs”), and cash performance target plan awards (“CPTs”) are all classified as cash settled share-based payments. Stock options are equity settled share-based payments.

The Company granted 273,235 RSUs to officers and key employees during the three months ended March 31, 2023 with a weighted average fair value of $9.33 per share. The Company did not grant any CPTs, PSEs, PSUs, or options to officers and key employees during the three months ended March 31, 2023. The DSU, PSU, and RSU holders had dividends credited to their accounts during the period. The carrying value of the liability relating to cash-settled share-based payments at March 31, 2023 included in current liabilities was $13.5 million (December 31, 2022 - $13.5 million) and in other long-term liabilities was $13.2 million (December 31, 2022 - $13.8 million).

(b) Equity-Settled Share-Based Payments

	Number of options	March 31, 2023 Weighted average exercise price	Number of options	December 31, 2022 Weighted average exercise price

Options outstanding, beginning of period	3,089,229	$10.77	4,456,444	$11.66

Exercised[1]	-	-	(47,120)	5.51

Forfeited	-	-	(27,286)	13.51
Expired	-	-	(1,292,809)	13.98
Options outstanding, end of period	3,089,229	$10.77	3,089,229	$10.77
Options exercisable, end of period	1,671,421	$12.48	1,671,421	$12.48

1 The weighted average share price of options at the date of exercise for the three months ended March 31, 2023 was nil (March 31, 2022 – $7.89).

The following table summarizes options outstanding and exercisable at March 31, 2023:

	Options Outstanding			Options Exercisable

Range of exercise prices[1]	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price

$5.51 – $6.68	783,880	4.38	$5.51	286,552	4.38	$5.51

$6.69 – $13.51	1,072,991	4.05	9.81	460,251	2.71	11.48
$13.52 – $16.12	1,232,358	2.62	14.95	924,618	2.45	15.14
Total	3,089,229	3.56	$10.77	1,671,421	2.85	$12.48

1 The range of exercise prices are based on the Toronto Stock Exchange for the dates the options were granted.

F-17

(c) Cash-Settled Share-Based Payments

During the three months ended March 31, 2023, the value of director’s compensation and executive bonuses elected to be received in DSUs totalled $0.7 million (March 31, 2022 – $0.6 million).

	Number of DSUs	Weighted average grant date fair value per unit

DSUs outstanding, January 1, 2023	1,625,513	$10.16

Granted	85,096	7.86

In lieu of dividends	4,338	8.97

Vested	(113,018)	9.56
DSUs outstanding, March 31, 2023	1,601,929	$10.08

NOTE 15. FINANCE COSTS AND INCOME

Three months ended March 31,	2023	2022

Finance Costs

Short- and long-term borrowings[1]	$39,343	$3,820

Interest on lease liability	1,514	695
Total finance costs	$40,857	$4,515

Finance Income

Interest income	$10,786	$644

Net finance costs	$30,071	$3,871

1 Finance costs on short- and long-term borrowings relate primarily to interest on the Company’s Revolving Credit Facility, Term Loan and Notes that were issued during the three months ended December 31, 2022. Refer to Note 10 for more information on interest rates on the Revolving Credit Facility, Term Loan and Notes.

NOTE 16. FINANCIAL INSTRUMENTS

Designation and Valuation of Financial Instruments

Financial instruments at March 31, 2023 were designated in the same manner as they were at December 31, 2022. Accordingly, with the exception of the Notes, the estimated fair values of financial instruments approximated their carrying values. The carrying value and estimated fair value of the Notes as at March 31, 2023 was $845.8 million and $861.9 million, respectively (December 31, 2022 – $846.5 million and $869.3 million, respectively). The fair value of these Notes at March 31, 2023 was determined on a discounted cash flow basis with a weighted average discount rate of 9.8 percent (December 31, 2022 – 9.0 percent).

The Company previously held preferred shares that were initially recorded at fair value and subsequently measured at amortized cost and recognized as long-term receivables in Other assets. During the three months ended March 31, 2023 the Company redeemed these preferred shares and recognized a gain in excess of the carrying value, which is included in the interim condensed consolidated statements of earnings. The carrying value and estimated fair value of the preferred shares at December 31, 2022 was $28.0 million and $28.7 million, respectively.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

Notes to the Interim Condensed Consolidated Financial Statements	F-18

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at March 31, 2023:

		Notional amount	Maturity

Canadian Dollar Denominated Contracts

Purchase contracts	USD	$ 24,699	April 2023 – February 2024

Sales contracts	USD	(17,084)	April 2023 – November 2023

Purchase contracts	EUR	337	April 2023

Sales contracts	EUR	(337)	April 2023

At March 31, 2023, the fair value of derivative financial instruments classified as financial assets was $0.2 million, and as financial liabilities was $0.4 million (December 31, 2022 – $0.9 million and $1.0 million, respectively).

Foreign Currency Translation Exposure

The Company is subject to foreign currency translation exposure, primarily due to fluctuations of the Canadian dollar against the U.S. dollar, Australian dollar, Brazilian real and Argentine peso (“ARS”). Enerflex uses foreign currency borrowings to hedge against the exposure that arises from foreign subsidiaries that are translated to the Canadian dollar through a net investment hedge. As a result, foreign exchange gains and losses on the translation of US$615.9 million in designated foreign currency borrowings are included in accumulated other comprehensive income (loss) for March 31, 2023. The following table shows the sensitivity to a five percent weakening of the Canadian dollar against the U.S. dollar (“USD”), Australian dollar (“AUD”), and Brazilian real (“BRL”).

Canadian dollar weakens by five percent	USD	AUD	BRL

Earnings (loss) from foreign operations

Earnings (loss) before income taxes	$2,150	$(17)	$(145)

Financial instruments held in foreign operations

Other comprehensive income	$15,690	$562	$282

Financial instruments held in Canadian operations

Earnings before income taxes	$(23,946)	$-	$-

The movement in net earnings before tax in Canadian operations is a result of a change in the fair values of financial instruments. The majority of these financial instruments are hedged.

With the ongoing devaluation of the Argentine peso, caused by high inflation, the Company is at risk for foreign exchange losses on its cash balances denominated in ARS. During the three months ended March 31, 2023, the Company had foreign exchange losses of $12.0 million, which represented 22 percent of the Argentina cash balance. If the ARS weakens by five percent, the Company could experience additional foreign exchange losses of approximately $2.6 million. There is a risk of higher losses based on the further devaluation of the ARS. The Company will continue to explore its options to minimize the impact of future devaluation.

Interest Rate Risk

The Company’s liabilities include long-term debt that is subject to fluctuations in interest rates. The Company’s Notes outstanding at March 31, 2023 has a fixed interest rate and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company’s Revolving Credit Facility and Term Loan are subject to changes in market interest rates.

For each one percent change in the rate of interest on the Revolving Credit Facility and Term Loan, the change in annual interest expense would be $5.2 million. All interest charges are recorded in the interim condensed consolidated statements of earnings as finance costs.

F-19

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its Revolving Credit Facility for future drawings to meet the Company’s future growth targets. As at March 31, 2023, the Company held cash and cash equivalents of $262.4 million and had drawn $727.5 million against the Revolving Credit Facility and Term Loan, leaving it with access to $247.7 million for future drawings. The Company continues to meet the covenant requirements of its funded debt, including the Revolving Credit Facility, Term Loan and Notes, with a senior secured net funded debt to EBITDA ratio of 1.0:1, compared to a maximum ratio of 2.5:1, and a net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio of 2.9:1, compared to a maximum ratio of 4.5:1, and an interest coverage ratio of 4.5:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

A liquidity analysis of the Company’s financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company’s financial liabilities, as at March 31, 2023:

	Less than 3 months	3 months to 1 year	Greater than 1 year	Total

Derivative financial instruments

Foreign currency forward contracts	$283	$120	$-	$403

Accounts payable and accrued liabilities	587,891	-	-	587,891

Long-term debt – Revolving Credit Facility	-	-	524,490	524,490

Long-term debt – Term Loan	-	40,599	162,396	202,995

Long-term debt – Notes	-	-	845,813	845,813

Other long-term liabilities	-	-	20,455	20,455

The Company expects that cash flows from operations in 2023, together with cash and cash equivalents on hand, the Revolving Credit Facility and the Term Loan, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

NOTE 17. SUPPLEMENTAL CASH FLOW INFORMATION

Three months ended March 31,	2023	2022

Accounts receivable[1]	$6,232	$(9,840)

Contract assets	(34,971)	(31,418)

Inventories	(17,524)	(22,872)

Work-in-progress related to finance leases	41,986	3,792

Finance leases receivable	(53,511)	(34,199)

Income taxes receivable	(426)	187

Prepayments	21,147	140

Long-term receivables related to preferred shares	27,954	-

Accounts payable and accrued liabilities and provisions[2]	(40,821)	27,486

Income taxes payable	7,021	1,658

Deferred revenue	(19,726)	24,603
Foreign currency and other	(8,013)	(7,793)
Net change in working capital and other	$(70,652)	$(48,256)

1 The change in accounts receivable represents only the portion relating to operating activities.

2 The change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Notes to the Interim Condensed Consolidated Financial Statements	F-20

Cash interest and taxes paid and received during the period:

Three months ended March 31,	2023	2022

Interest paid – short- and long-term borrowings	$22,915	$1,017

Interest paid – lease liabilities	1,514	695

Total interest paid	$24,429	$1,712

Interest received	8,135	356

Income taxes paid	5,996	997
Income taxes received	-	627

Changes in liabilities arising from financing activities during the period:

Three months ended March 31,	2023	2022

Long-term debt, opening balance	$1,390,325	$331,422

Changes from financing cash flows	65,259	11,283

The effect of changes in foreign exchange rates	(876)	(3,793)

Amortization of deferred transaction costs	3,395	305

Accretion of Notes discount	2,548	-
Debt transaction costs	(1,881)	(91)
Long-term debt, closing balance	$1,458,770	$339,126

NOTE 18. GUARANTEES, COMMITMENTS, AND CONTINGENCIES

At March 31, 2023, the Company had outstanding letters of credit of $175.8 million (December 31, 2022 – $175.1 million).

The Company has purchase obligations over the next three years as follows:

2023	$785,248

2024	32,763

2025	3,518

Legal Proceedings

On January 31, 2022, the Local Labor Board of the State of Tabasco in Mexico (the “Labor Board”) awarded a former employee of Exterran MXN$2,152 million (CAD$149 million) in connection with a dispute relating to the employee’s severance pay following termination of his employment in 2015.

We believe the order of the Labor Board is in error and has no credible basis in law or fact. In 2017, the Labor Board ruled that the former employee was entitled to approximately MXN$1.4 million (approximately US$70,000 at the then prevailing exchange rate) as severance based on an appellate court’s determination that the employee’s salary was approximately MXN$3,500 per day. However, the Labor Board’s January 2022 order significantly increased the amount the employee is owed to approximately US$120 million, ignoring the actual salary that had been established by the appellate court and using an amount the former employee never actually received while working for Exterran.

We have appealed the decision, and the appeal is pending before the First Collegiate Court of the Tenth Circuit in Labor Matters, in Villahermosa, Mexico. In the meantime, the Company is pursuing all available avenues to preserve its rights, and in Q1 filed a notice of intent with the Mexican government advising them of various potential investment treaty claims against the Mexican government should the Labor Board’s order not be overturned or otherwise vacated.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

F-21

NOTE 19. SEASONALITY

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, Enerflex’s Engineered Systems product line has experienced higher revenues in the fourth quarter of each year while Energy Infrastructure and After-Market Services product line revenues have been stable throughout the year. Energy Infrastructure revenues are also impacted by both the Company’s and its customers’ capital investment decisions. The USA, LATAM and EH segments are not significantly impacted by seasonal variations. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.

NOTE 20. SEGMENTED INFORMATION

The Company has identified three reporting segments for external reporting:

●

NAM consists of operations in Canada and the USA. The segment generates revenue from manufacturing natural gas infrastructure under contract, refrigeration, processing, and electric power equipment, including custom and standard compression packages and modular natural gas processing equipment, refrigeration systems and produced water treatment services, in addition to generating revenue from mechanical services and parts, and maintenance solutions, and operating our compression assets under contract for oil and gas and midstream customers.

●

LATAM consists of operations in Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico and Peru. The segment generates revenue from operating Enerflex’s Energy Infrastructure assets under take-or-pay contracts, providing after-market services, including parts and components, as well as operations, maintenance, and overhaul services.

●

EH consists of operations in the Middle East, Africa, Europe and Asia Pacific. The segment generates revenue by operating Enerflex’s Energy Infrastructure assets under take-or-pay contracts, manufacturing (focusing on large-scale process equipment), after-market services, including parts and components, as well as operations, maintenance, and overhaul services, and rentals of compression and processing equipment.

The accounting policies of the reportable operating segments are the same as those described in Note 3 “Summary of Significant Accounting Policies” of the Company’s annual consolidated financial statements for the year-ended December 31, 2022.

For internal Management reporting, the Company’s Chief Operating Decision Maker (“CODM”) has identified four operating segments which include: Canada; USA; Latin America; and Eastern Hemisphere. Each of the operating segments are supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its reporting and operating segments, the Company considered geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. These considerations also factored into the decision to combine Canada and USA into one reporting segment. For each of the operating segments, the CODM reviews internal management reports on at least a quarterly basis.

For the three months ended March 31, 2023, the Company had no individual customer which accounted for more than 10 percent of its revenue. For the three months ended March 31, 2022, the Company recognized $46.0 million from one customer in the EH segment, which represented 14.2 percent of the total revenue for the period. At March 31, 2022, the accounts receivable balance from this customer was $17.7 million, which represented 8.0 percent of the total accounts receivables.

Notes to the Interim Condensed Consolidated Financial Statements	F-22

The following tables provide certain financial information by the Company’s reporting segments.

Revenues and Operating Income

Three months ended March 31,	North America		Latin America		Eastern Hemisphere		Total
	2023	2022	2023	2022	2023	2022	2023	2022

Segment revenue	$482,278	$249,212	$117,786	$34,025	$243,904	$75,370	$843,968	$358,607

Intersegment revenue	(16,411)	(35,459)	(264)	-	(2,249)	(79)	(18,924)	(35,538)

Revenue	$465,867	$213,753	$117,522	$34,025	$241,655	$75,291	$825,044	$323,069

Energy Infrastructure	38,881	28,462	85,263	16,789	64,519	20,201	188,663	65,452

After-Market Services	91,661	60,152	18,983	4,777	44,858	18,257	155,502	83,186

Engineered Systems	335,325	125,139	13,276	12,459	132,278	36,833	480,879	174,431

Operating income (loss)	$28,330	$(3,443)	$(679)	$2,985	$17,231	$7,297	$44,882	$6,839

Segment Assets

	North America		Latin America		Eastern Hemisphere		Total

	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2023	Dec. 31, 2022[1]	Mar. 31, 2023	Dec. 31, 2022[1]	Mar. 31, 2023	Dec. 31, 2022

Segment assets	$1,562,714	$1,638,195	$680,030	$829,676	$1,078,581	$829,658	$3,321,325	$3,297,529

Goodwill[2]	224,841	224,992	89,191	89,264	372,677	374,577	686,709	688,833

Corporate	-	-	-	-	-	-	275,015	282,302

Total segment assets	$1,787,555	$1,863,187	$769,221	$918,940	$1,451,258	$1,204,235	$4,283,049	$4,268,664

1 Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 2 “Acquisition” for more information.

2 The total amount of goodwill in the Canada and USA operating segments are $40.4 million and $184.4 million, respectively (December 31, 2022 – $40.4 million and $184.6 million, respectively).

NOTE 21. SUBSEQUENT EVENTS

Subsequent to March 31, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on July 6, 2023, to shareholders of record on May 18, 2023. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

F-23